

Mail Stop 7010

October 31, 2006

Mr. Randy C. Martin
Chief Financial Officer, Spartech Corporation
120 S. Central Ave, Suite 1700
Clayton, MO 63105

**Re:**     **Spartech Corproation**
            **Form 10-K for the fiscal year ended October 29, 2005**
            **Form 10-Q for the quarter ended July 29, 2006**
            **File No. 1-5911**

Dear Mr. Martin:

　　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　If you have any further questions regarding our review of your filings, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief